April 6, 2020

Michael Hermansson
Chief Executive Officer
byNordic Acquisition Corp
c/o Pir 29
Einar Hansens Esplanad 29
211 13 Malm , Sweden

       Re: byNordic Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted on March 10, 2020
           CIK No. 0001801417

Dear Mr. Hermansson:

       We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on March 10, 2020

Signatures, page II-8

1. Please revise to have your principal accounting officer or controller sign the registration statement. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Refer to Instructions for Signatures on Form S-1.




       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please
 Michael Hermansson
byNordic Acquisition Corp
April 6, 2020
Page 2

contact Ronald Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



FirstName LastNameMichael Hermansson                     Sincerely,
Comapany NamebyNordic Acquisition Corp
                                                         Division of
Corporation Finance
April 6, 2020 Page 2                                     Office of Real Estate
& Construction
FirstName LastName